ABOUT UNION BANKSHARES

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and northwestern New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank has recently grown through acquisition and operates 17 banking offices, a loan center and 34 ATMs.

Union Bank is committed to the communities it serves, and encourages employee participation in community events and charitable services. The growing asset base of over $552 million provides the financial strength to successfully serve its constituents.

Union Bank has scored an "Outstanding" rating on all Community Reinvestment Act examinations since 1995 and has been an SBA "Preferred Lender" since 1987.

UNION BANK OFFICES
(ATMS AT ALL BRANCH LOCATIONS)

VERMONT

DANVILLE
421 Route 2 East
802-684-2211

FAIRFAX
Jct. Rtes. 104 & 128
802-849-2600

HARDWICK
103 VT Rte. 15
802-472-8100

JEFFERSONVILLE
44 Main St.
802-644-6600

JOHNSON
198 Lower Main St.
802-635-6600

LYNDONVILLE
183 Depot St.
802-626-3100

MORRISVILLE
20 Lower Main St.
802-888-6600

65 Northgate Plaza
Route 100
802-888-6860

ST. ALBANS
15 Mapleville Depot
802-524-9000

ST. JOHNSBURY
364 Railroad St.
802-748-3131

325 Portland St.
802-748-3121

Green Mtn. Mall
1998 Memorial Dr.
802-748-2454

S. BURLINGTON
Loan Center
30 Kimball Ave.
802-865-1000

STOWE
47 Park St.
802-253-6600

NEW HAMPSHIRE

GROVETON
3 State Street
603-636-1611

LITTLETON
263 Dells Road
603-444-7136

76 Main Street
603-444-5321

N. WOODSTOCK
155 Main Street
603-745-2488

SHAREHOLDER ASSISTANCE AND INVESTOR INFORMATION

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact JoAnn Tallman, Assistant Secretary at 802-888-6600 or contact our Transfer Agent at the address and phone number listed below:

Transfer Agent: Registrar & Transfer Company
                    Attn: Stock Transfer Department
                    10 Commerce Drive
                    Cranford, NJ 07016

                    Phone: 800-368-5948
                    Fax: 908-497-2318
                    E-mail: info@rtco.com

NASDAQ Stock Market

Ticker Symbol: UNB

Corporate Name: Union Bankshares, Inc.

Corporate Address: 20 Lower Main Street
                        PO Box 667
                        Morrisville, VT 05661-0667

Investor Relations: www.UnionBankVT.com



Fourth Quarter Report

Union Bankshares, Inc.

December 31, 2011

NASDAQ: UNB

Union Bankshares, Inc.

DEAR SHAREHOLDER,   February 9, 2012

We are pleased to report 2011 was a year of significant growth for your Company, with increases in deposits of 25.7%, assets of 21.7% and loans of 12.4%. These increases were due in large part to the acquisition of the three New Hampshire branches in late May, but also through organic growth in a number of the markets we serve.

This growth is in addition to the $80 million in residential loans originated and sold into the secondary market to generate fee income and reduce long term interest rate risk. Income generated from these activities was $1.75 million, net of delivery fees. Our total serviced loan portfolio at year end was $637 million, of which $209 million was serviced for others. Needless to say, with interest rates remaining at historic lows through the year, residential refinancing activity was strong yet again.

How long interest rates will remain at these levels is the subject of much speculation; however we do not believe there will be any substantial change in the near future. Borrowers are happy, depositors less so as their deposits are not yielding the returns desired.

The acquisition of the New Hampshire branches also brought one-time expenses of $420 thousand. These, coupled with an increase in the provision for loan losses mainly due to loan growth, salaries and benefits, and occupancy expense initially impacted earnings. However, as you can see from the fourth quarter results, the effects of the return on the growth over the one-time expenses during the year generated a significant earnings improvement for the quarter. Typically our fourth quarter is strongest for earnings.

Looking back on 2011 it is appropriate to comment on the regulatory environment. As we all know, sweeping bank reform legislation has been enacted with new rules and requirements promulgated almost weekly. Banks will have no choice but to comply, add additional compliance staff and ensure the regulations, as they are written, are implemented. We believe there is opportunity in this environment for banks who take the lead in integrating these changes into their operations.

Looking forward to 2012 we will focus on improving our interest income as we convert some of our short term, low yield investments into short to mid-term loans. Our plan also calls for further business development efforts in all our markets, as well as to review our efficiency and product offerings to ensure we remain competitive, profitable and a sound investment.

Enclosed is your dividend check or advice of deposit, representing a dividend of $0.25 per share to shareholders of record January 28, 2012, and payable February 9, 2012.

Sincerely,

Kenneth D. Gibbons
Chairman & Chief Executive Officer

David S. Silverman
President

Fourth Quarter Financial Report

DIRECTORS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman
Cynthia D. Borck
Steven J. Bourgeois
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

DIRECTORS – UNION BANK

Kenneth D. Gibbons—Chairman
Cynthia D. Borck
Steven J. Bourgeois
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

OFFICERS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman & CEO
David S. Silverman—President
Marsha A. Mongeon—Vice President/Treasurer/CFO
John H. Steel—Secretary
JoAnn A. Tallman—Assistant Secretary

REGIONAL ADVISORY BOARDS

NORTHERN NEW HAMPSHIRE

Judy F. Aydelott
Joel S. Bourassa
Stanley T. Fillion
Schuyler W. Sweet
Norrine A. Williams

ST. ALBANS

Steven J. Bourgeois
Coleen K. Kohaut
Daniel J. Luneau
Samuel H. Ruggiano

ST. JOHNSBURY

J.R. Alexis Clouatre
Dwight A. Davis
Kirk Dwyer
Rosemary H. Gingue
Justin P. Lavely
Nancy J. Poulos

ALL: Kenneth D. Gibbons

OFFICERS – UNION BANK

Tracy Pierce Ash—Assistant Treasurer	Littleton
Rhonda L. Bennett—Vice President	Morrisville
Therese H. Butler—Assistant Vice President	Morrisville
Stacey L.B. Chase—Assistant Treasurer	Morrisville
Jeffrey S. Ciochetto—Senior Vice President	Morrisville
Jeffrey G. Coslett—Senior Vice President	Morrisville
John Currier—Assistant Vice President	Groveton
Michael C. Curtis—Vice President	St. Albans
Peter J. Eley—SVP, Managing Trust Officer	Morrisville
Kenneth D. Gibbons—Chairman & CEO	Morrisville
Don D. Goodhue—Vice President	Morrisville
Melissa A. Greene—Asst. Vice President	Hardwick
Karyn J. Hale—Vice President	Morrisville
Claire A. Hindes—Asst. Vice President	Morrisville
Robert D. Hofmann—Senior Vice President	Morrisville
Patricia N. Hogan—Vice President	Morrisville
Tracey D. Holbrook—Regional Vice Pres.	St. Johnsbury
Lura L. Jacques—Asst. VP, Trust Officer	St. Albans
Lynne P. Jewett—Assistant Vice President	Morrisville
Stephen H. Kendall—Vice President	Morrisville
Susan O. Laferriere—Vice President	St. Johnsbury
Dennis J. Lamothe—Vice President	St. Johnsbury
Susan F. Lassiter—Vice President	Jeffersonville
Christine S. Latulip—Regional Vice President	Littleton
Edward L. Levite—Senior Loan Originator	So. Burlington
Virginia M. Locke—Assistant Vice President	Littleton
Carrie R. Locklin—Assistant Vice President	Morrisville
Robyn A. Masi—Vice President	Stowe
Sherrie A. Menard—Assistant Vice President	Morrisville
Marsha A. Mongeon—Sr. Vice President, CFO	Morrisville
Karen Carlson Noyes—Vice President	Morrisville
Barbara A. Olden—Vice President	St. Johnsbury
Deborah J. Partlow—Asst. VP, Sr. Trust Officer	Morrisville
Bradley S. Prior—Assistant Treasurer	Morrisville
Craig S. Provost—Vice President	Stowe
Robert J. Richardson—Vice President	Morrisville
David S. Silverman—President	Morrisville
Judy R. Smith—Assistant Vice President	St. Albans
John H. Steel—Secretary	Morrisville
Curtis C. Swan—Assistant Vice President	Fairfax
JoAnn A. Tallman—Assistant Secretary	Morrisville
Francis E. Welch—Assistant Vice President	Morrisville
Martha J. Wilkins—Assistant Treasurer	Lyndonville
Lorraine G. Willett—Assistant Vice President	Morrisville

CONSOLIDATED BALANCE SHEETS (unaudited, in thousands)

ASSETS	December 31, 2011	December 31, 2010
Cash and due from banks	$5,871	$5,447
Federal funds sold & overnight deposits	18,510	8,845
Interest bearing deposits in banks	24,020	14,041
Investment securities	46,954	24,280
Loans held for sale	4,888	5,610
Loans, net	424,496	376,460
Reserve for loan losses	(4,226)	(3,754)
Premises and equipment, net	9,163	7,842
Other real estate owned, net	1,476	1,609
Accrued interest & other assets	21,599	13,705
Total Assets	**$552,751**	**$454,085**
LIABILITIES & SHAREHOLDERS' EQUITY		
Noninterest bearing deposits	$76,656	$64,526
Interest bearing deposits	239,058	180,386
Time deposits	157,725	131,748
Borrowed funds	29,014	28,986
Accrued interest & other liabilities	9,959	6,715
Common stock	9,847	9,843
Additional paid-in capital	276	244
Retained earnings	38,385	37,623
Accumulated other comprehensive loss	(4,346)	(2,163)
Treasury stock at cost	(3,823)	(3,823)
Total Liabilities & Shareholders' Equity	**$552,751**	**$454,085**

Standby letters of credit were $1,811,000 and $1,494,000 at December 31, 2011 and 2010, respectively.

CONSOLIDATED STATEMENTS OF INCOME (unaudited, in thousands)

	12/31/11 (3 months ended)	12/31/10 (3 months ended)	12/31/11 (12 months ended)	12/31/10 (12 months ended)
Interest income	$6,318	$5,815	$23,668	$22,907
Interest expense	930	996	3,908	4,117
Net interest income	**5,388**	**4,819**	**19,760**	**18,790**
Provision for loan losses	325	140	775	520
Net interest income after provision for loan losses	**5,063**	**4,679**	**18,985**	**18,270**
Trust income	145	138	548	482
Noninterest income	1,926	1,372	6,583	5,159
Noninterest expenses:				
Salaries & wages	2,021	1,720	7,762	6,559
Pension & employee benefits	767	695	3,154	2,828
Occupancy expense, net	295	237	1,127	937
Equipment expense	338	285	1,227	1,057
Other expenses	1,623	1,479	6,508	5,240
Total	5,044	4,416	19,778	16,621
Income before taxes	**2,090**	**1,773**	**6,338**	**7,290**
Income tax expense	357	391	1,119	1,703
Net income	**$1,733**	**$1,382**	**$5,219**	**$5,587**
Earnings per share	**$0.39**	**$0.31**	**$1.17**	**$1.25**
Book value per share			**$9.05**	**$9.36**